

Mail Stop 3561

November 10, 2009

C. Geoffrey Hampson
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

>   **Re: Live Current Media Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 7, 2009**
>   **File No. 333-158951**
>   **Amendments No 1 and 2 to Form 10-K for the Fiscal Year Ended**
>   **December 31, 2008**
>   **Filed September 11, 2009 and October 26, 2009**
>   **Amendments No 1 and 2 to Form 10-Q for the Fiscal Quarter Ended**
>   **March 31, 2009**
>   **Filed September 17, 2009 and October 26, 2009**
>   **File No. 0-29929**

Mr. Hampson:

    We have reviewed your response letter dated October 26, 2009 and your amendments and have the following comments. Where indicated, we think you should revise your documents in response to these comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

C. Geoffrey Hampson
Live Current Media, Inc.
November 10, 2009
Page 2

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Operations, page F-4

1.   We note your responses to comments 2-4 of our letter dated October 7, 2009. We
        note you revised your Form 10-K for the year ended December 31, 2008, and
        your Form 10-Q for the period ended March 31, 2009 for the issues raised in
        comments 2-4. We continue to believe that you should amend your June 30, 2009
        Form 10-Q to address the issues raised in our prior comments.

2.   We note your revisions within Amendments no.2 to Form 10-Q and Form 10-K
        for the periodic periods ended March 31, 2009 and December 31, 2009,
        respectively, regarding the reclassifications of the Global Cricket Venture
        expenses within the appropriate expense categories in your statements of
        operations. However, we are unable to reconcile the "As previously reported"
        column amounts in these amended reports to your previous filings. Please advise
        us or revise.

        As appropriate, please amend your filings within 10 business days or tell us when
you will provide us with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover letter with your
amendments that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3377 with any other questions.

                                                Sincerely,

                                                Andrew Mew
                                                Accounting Branch Chief

cc: Mary Ann Sapone, Esq.
        Richardson & Patel, LLP
        Via facsimile